Immobiliare Global Investments, Inc.

13575 58th Street N., Suite 140

Clearwater, Florida 33760

February 6, 2012

John Stickel, Esquire

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

Immobiliare Global Investments, Inc.

Registration Statement on Form S-1A

File No. 333-174261

Dear Mr. Stickel,

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the Securities and Exchange Commission (the “Commission”) declare effective the Registration Statement on Form S-1/A filed by Immobiliare Global Investments, Inc. (the “Company”) on January 30, 2012.  By requesting accelerated effectiveness, the Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or a person under the federal securities laws of the United States.

Accordingly, we are requesting an effective date and time of Wednesday, February 8, 2012 at 1:00 p.m. EST, or as soon as practicable thereafter. This date and time have been selected after consultation with Ms. Tanya Aldave, SEC Staff Attorney, to allow adequate time for review of this request by the SEC. In the event you have any questions, please do not hesitate to contact our counsel, Clifford J. Hunt, Esquire, of the Law Office of Clifford J. Hunt, P.A., at (727) 471-0444.

Sincerely,

IMMOBILIARE GLOBAL INVESTMENTS, INC.

/s/:  Wayne Middleton

Wayne Middleton,

Principal Executive Officer,

Chairman of the Board of Directors